Mail Stop 4561   August 15, 2008

Donald A Wojnowski, Jr., Chief Executive Officer
Jesup & Lamont, Inc.
2170 West State Road 434
Suite 100
Longwood, FL 32779

      Re: **Jesup & Lamont, Inc.**
               Second Supplemental Response Letter
               Filed August 7, 2008
               File No. 333-150541

Dear Mr. Wojnowski:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please provide us with the information requested below. In addition, please consider disclosing this information in the prospectus where appropriate.

General

1.   Your response to comment 1 of our letter dated May 27, 2008 stated that the number of shares held by non-affiliates was 8,245,718 as of June 20, 2008. This number was based on a total number of shares outstanding of 12,980,540. By contrast, footnote 3 of your letter dated August 6, 2008 states that you had a total of 20,303,030 shares outstanding as of July 29, 2008. Please tell us the number of shares of your common stock currently outstanding and the number that is held by non-affiliates and explain how you determined the latter number.

2.   We note that in the Form S-3 filed on April 30, 2008, on the cover page of the prospectus, you state that you issued 1,688 units "consisting of one share of Series G Convertible Preferred Stock convertible into 1,470 shares and 1,470 warrants to purchase one share of common stock." However, in the Form 10-Q submitted on August 13, 2008, on page 18, you state: "Each unit consists of one share of Series G 10% Subordinated Cumulative Convertible Preferred Stock … and five year warrants to purchase 1,688 shares of the company's common stock. Each share of Series G Preferred Stock is initially convertible into 1,470 shares of Common Stock." Please explain this discrepancy.

3.   We note your response to prior comment 2 but we are unable to agree with your conclusion that the offering is appropriate to register as a secondary offering under Rule 415(a)(1)(i). We would not object to removal from the registration statement of the shares underlying the Series G Convertible Preferred Stock and the shares from the August 2007 financing, as suggested in your response letter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions to Stacie Gorman, Staff Attorney, at (202) 551-3585, or the undersigned at (202) 551- 3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Stephen A. Zelnick, Esquire (by facsimile)